VOTE "For" the 'Merger' on MANAGEMENT'S
                               "WHITE" PROXY ONLY.

[Logo of Cohoes Bancorp Inc.]                [Logo of Hudson River Bancorp Inc.]

                                                                   July 20, 2000

Vote "For" the Cohoes/Hudson River 'Merger' and HELP create a POWERHOUSE Bank in the 'Capital District'.......................................................and
tell TrustCo..."NO Thanks!"

Dear Shareholder:

      Recently we sent you a Proxy Statement asking you to vote in favor of our 'Merger of Equals' transaction. We are COMMITTED to the Cohoes/Hudson River combination and believe that it is in the BEST interest of ALL of our shareholders (many of whom are our friends, family members, employees & business associates.)

Our COMBINED institution will create a POWERHOUSE Franchise in our local Banking community!

In fact, the expected STRENGTH of this combination has our competition Fighting to STOP us!

      One of our competitors, TrustCo, is trying to DISRUPT our merger by sending you materials asking that you vote against our combination and SUPPOSEDLY 'offering' to buy your stock.

Their 'offer' has a load of CONDITIONS (11 to be EXACT), many of which we believe are IMPOSSIBLE to meet. In our opinion, their only REAL purpose in mailing these materials is to DECEIVE our shareholders into defeating our Merger because they are AFRAID of the COMPETITOR that we WILL become!

TrustCo ISN'T trying to "START SOMETHING"............................... they're trying to 'STEAL SOMETHING'....................................specifically YOUR companies!!!

Here are a few reasons WHY you should vote "FOR" the Cohoes/Hudson River Merger:

      o     We WILL create a POWERHOUSE Banking Franchise in the Capital
            District;

      o Our combined 'Shareholder's Equity' will be $289 million, approximately 1.75X that of TrustCo;

      o With $289 million in capital, we intend to CONTINUE STOCK REPURCHASES, CONTINUE INTERNAL GROWTH and INCREASE OUR QUARTERLY CASH DIVIDENDS;

      o Our Merger will SIGNIFICANTLY INCREASE the 'earnings per share' that each of our companies would otherwise have had on its own.

Again, do NOT let TrustCo CONFUSE or DECEIVE you with their materials. We are convinced that their SOLE strategy is to 'break-up' our deal.

--------------------------------------------------------------------------------

We believe the Trustco offer will NEVER become a REALITY because:

      o It is a HIGHLY CONDITIONAL offer (11 in all), and we believe some of the conditions are IMPOSSIBLE to satisfy;

      o The 'currency' for their offer is OVERvalued TrustCo stock which is currently selling at approximately 380% of 'book value' AND creates the potential for HUGE downside risk;

      o The acquisition 'premium' that they are offering is WHOLLY inadequate.

TrustCo will TRY to CONFUSE and TRICK you.......................................
 ............................................DON'T let them!!!

      Our Boards of Directors, once again, UNANIMOUSLY URGE you to COMPLETE, SIGN, DATE and RETURN Management's "White" Proxy (another is enclosed) voting "For" the 'Merger of Equals' and to THROW AWAY all "gold" OR "green" proxies that you receive from TrustCo. Although each shareholder's vote can only be counted once, we have been advised to collect as many individual proxies as we can (from each of you) for security reasons.

                 The ONLY 'REAL DEAL' for Cohoes & Hudson River
                           Shareholders is OUR DEAL!

      We appreciate your consideration & loyalty and ASSURE you that we will continue to do our BEST to MAXIMIZE your investment.

With kind personal regards,


/s/ Harry L. Robinson                               /s/ Carl A. Florio
----------------------------                        ----------------------------
Harry L. Robinson                                   Carl A. Florio
President and CEO                                   President and CEO
Cohoes Bancorp                                      Hudson River Bancorp

                               - VERY IMPORTANT -

      IF you have any questions about HOW to vote "FOR" the Cohoes/Hudson River 'Merger of Equals', please call our proxy solicitor, Regan & Associates, Inc. at
(800) 737-3426.

      As a 'general' rule, our "WHITE" proxy should be returned ONLY in the prepaid envelope that was supplied to you. IF YOUR SHARES ARE HELD BY A BROKER OR BANK, it is necessary that your proxy instructions be returned to them FIRST, so that they can issue a vote on your behalf. YOU MUST RETURN THE COMPUTER-GENERATED FORM. A VOTE BY TELEPHONE OR THE INTERNET WILL NOT BE VALID.

      This letter may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the combined company's forward-looking statements

      The risks and uncertainties that may affect the operations, performance, development, growth projections and results of the combined company's business include, but are not limited to, the growth of the economy, interest rate movements, timely development by the combined company of technology enhancements for its products and operating systems, the impact of competitive products, services and pricing, customer based requirements, Congressional legislation, acquisition cost savings and revenue enhancements and similar matters. Readers are cautioned not to place undue reliance on forward-looking statements which are subject to influence by the named risk factors and unanticipated future events. Actual results, accordingly, may differ materially from management expectations

      Cohoes and Hudson River do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

      Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus being provided to shareholders. In addition, Hudson River and Cohoes each intend to file a Solicitation/ Recommendation statement with the United States Securities and Exchange Commission in response to the Tender Offer Statement to be filed by TrustCo Bank Corp NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statement of each company when filed, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500. Documents filed with the SEC by Hudson River are available free of charge from the Secretary of Hudson River at One Hudson City Centre, Hudson, New York 12534, telephone (518) 828-4600.

      Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 REGISTRATION STATEMENT AND DOCUMENTS FILED UNDER RULE 425 FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, AS AMENDED, AND JULY 20, 2000, RESPECTIVELY.

[Set forth below is a corrected table from page 17 of the Joint Proxy Statement/Prospectus of Hudson River Bancorp, Inc. and Cohoes Bancorp, Inc., dated July 3, 2000. This information is being provided to correct printing errors in the original document.]


The table below sets forth the comparative data as of and for the twelve months ended March 31, 2000. For Cohoes, the data below is as of and for the twelve months ended December 31, 1999.


                                        Hudson
                                        River    Cohoes    Regional    Highly
                                       Bancorp   Bancorp    Group      Valued
                                     ---------- -------- ----------- ----------
Total assets                         $1,149,547 $708,884 $1,090,996  $1,248,561
Annual growth rate of total assets       30.46%   (.05)%      8.02%      10.10%
Tangible equity/assets                   16.45%   18.34%      7.97%       6.01%
Intangible assets/total equity            5.79%    0.00%      1.52%       1.12%
Net loans/total assets                   69.96%   80.00%     65.64%      66.25%
Cash & securities/total assets           23.68%   17.57%     31.02%      30.56%
Gross loans/total deposits              110.06%  119.88%     97.98%      99.99%
Total borrowings/total assets            13.16%   12.50%     21.25%      25.68%
Non-performing assets/total assets        1.04%    0.74%      0.47%       0.48%
Loan loss reserve/gross loans             2.38%    0.78%      1.17%       1.08%
Net interest margin                       4.83%    4.14%      3.27%       3.11%
Loan loss provision/average assets        0.62%    0.28%      0.12%       0.08%
Non-interest income/average assets        0.25%    0.43%      0.36%       0.48%
Non-interest expense/average assets       2.80%    2.55%      2.13%       2.27%
Efficiency ratio                         52.77%   59.36%     59.02%      54.10%
Return on average assets                  0.96%    0.92%      0.97%       1.09%
Return on average equity                  4.58%    4.47%     10.43%      15.69%
Price/tangible book value per share      70.01%   67.66%    117.31%     155.04%
Price/earnings per share                 14.71x   15.97x      9.17x       9.53x
Dividend yield                            1.25%    1.79%      1.52%       3.62%
Dividend payout ratio                    18.46%   26.09%     23.12%      32.25%

                         PARTICIPANTS IN HUDSON RIVER'S
                            STOCKHOLDER SOLICITATION

         The following table sets forth the names, principal occupations, business addresses and the numbers of shares of common stock of Hudson River Bancorp, Inc. (the "Company") beneficially owned by the directors of the Company and Hudson River Bank & Trust Company (the "Bank") and such other officers and associates of such directors and officers, as may be deemed participants in this proxy solicitation under federal securities laws (together the "Participants").


Name, Occupation and Address                              Shares Owned

Earl Schram, Jr., Chairman of the Board                       140,669
Attorney and President of
Connor, Curran & Schram, P.C.
441 East Allen Street
Hudson, NY  12534

Carl A. Florio, President & CEO; Director                     155,413
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY  12534

Stanley Bardwell, M.D., Director                               35,117
Retired Physician
770 Snydertown Road
Craryville, NY 12521

William E. Collins, Director                                   29,274
Retired President & CEO of
Hudson City Savings Institution
PO Box 804
North Chatham, NY 12132

Joseph Giaquinto, Director                                     14,699
Retired President & CEO of SFS Bancorp, Inc.
16 Glorious Lane
Scotia, NY  12302

Marilyn Herrington, Director                                   55,843
Real Estate Developer
Ed Herrington, Inc.
Route 23
Hillsdale, NY  12529

William H. Jones, Director                                     32,471
President and Publisher of
Roe Jan Independent Publishing Co., Inc.
PO Box 246
Hillsdale, NY  12529

Joseph W. Phelan, Director                                     36,043
President of
Taconic Farms, Inc.
273 Hover Avenue
Germantown, NY  12526

Marcia M. Race, Director                                       11,543
Retired Assistant to the President
Hudson City Savings Institution
3459 Route 9
Hudson, NY 12534

Timothy E. Blow, CPA                                           45,553
Chief Financial Officer
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

Sidney D. Richter                                              84,893
Executive Vice President, Senior Lending Officer
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

Carol Dube                                                      3,514
Senior Vice President, Operations
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

Richard J. Malena                                                  --
Senior Vice President, Retail Banking
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

David J. Jurczynski                                             1,446
Vice President of Finance & Risk Management
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

James McDonald                                                  7,935
Chief Investment Officer
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

Lawrence J. Longo, Jr.                                         20,509
Vice President of Mortgage Originations
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

James Mackerer                                                 11,871
Vice President of Commercial Lending &
   Facilities
Hudson River Bank & Trust Company
One Hudson City Centre
Hudson, NY 12534

Total                                                        686,793

         None of the Participants has been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) during the past ten years. No Participants own any shares of common stock of record but not beneficially. No Participants own any securities of any subsidiary of the Company.

         During the past two years, none of the Participants has borrowed or otherwise obtained funds for the purpose of acquiring or holding any securities of the Company, except for Messrs. Richter and Giaquinto whose outstanding indebtedness for the purchase of Company common stock as of July 17, 2000 was $73,500 and $0, respectively.

         None of the Participants has any substantial direct or indirect interest in any matters to be acted upon at the Meeting, except as set forth in the Company's Joint Proxy Statement/Prospectus dated July 3, 2000 under the heading "The Merger --Interests of Directors and Officers in the Merger that are Different from Your Interests," filed with the SEC in a Registration Statement on Form S-4 on June 26, 2000, as amended on June 30, 2000.

         During the past two years, the following Participants effected the purchases and sales of Company common stock as set forth below:
          Mr. Schram acquired 110,000 shares on July 1, 1998 at $10.00 per share, 1,000 shares on January 27, 1999 at $11.875 per share, 1,000 shares on April 27, 1999 at $10.125 per share, 2,000 shares on October 26, 1999 at $11.00 per share, and 1,000 shares on December 10, 1999 at $10.125 per share;
          Mr. Florio purchased 50,835 shares on July 1, 1998 at $10.00 per share, 2,000 shares on August 5, 1998 at $13.0625 per share, 2,000 shares on August 5, 1998 at $13.125 per share, 1,150 shares on October 29, 1998 at $10.0625 per share, 800 shares on October 29, 1998 at $10.125 per share, 3,000 shares on January 29, 1999 at $11.875 per share, 2,000 shares on April 27, 1999 at $10.125 per share, 1,000 shares on July 26, 1999 at $11.69 per share, 250 shares on October 26, 1999 at $11.0625 per share, 750 shares on October 27 at $11.00 per share, 1,000 shares on December 10, 1999 at $10.875 per share, and 500 shares on May 8, 2000 at $9.6875 per share;
          Dr. Bardwell purchased 24,574 shares on July 1, 1998 at $10.00 per share and 500 shares on October 23, 1998 at $10.00 per share;
          Mr. Collins purchased 17,500 shares on July 1, 1998 at $10.00 per share and 1,000 shares on August 7, 1998 at $13.25 per share;
          Mr. Collins sold 1,000 shares on July 29, 1999 at $11.6875 per share and 500 shares on October 28, 1999 at $10.9375 per share;
          Mr. Giaquinto purchased 4,699 shares on July 1, 1998 at $10.00 per share and 10,000 shares on July 1, 1998 at $12.625 per share;
          Ms. Herrington purchased 45,000 shares on July 1, 1998 at $10.00 per share and 800 shares on November 30, 1998 at $10.00 per share;
          Mr. Jones purchased 22,428 shares on July 1, 1998 at $10.00 per share; Mr. Phelan purchased 25,000 shares on July 1, 1998 at $10.00 per share and 1,000 shares on May 2, 1999 at $10.50 per share;
          Ms. Race purchased 1,500 shares on July 1, 1998 at $10.00 per share; Mr. Blow purchased 1,658 shares on July 1, 1998 at $12.0625 per share and 475 shares on July 22, 1999 at $10.31 per share;
          Mr. Richter purchased 32,406 shares on July 1, 1998 at $10.00 per share, 1,000 shares on October 26, 1998 at $10.00 per share, 900 shares on October 22, 1998 at $10.00 per share, 700 shares on October 29, 1998 at $10.00 per share, 1,650 shares on May 3, 1999 at $10.50 per share, 600 shares on October 25, 1999 at $11.00 per share, 1,000 shares on December 16, 1999 at $10.1875 per share, 200 shares on January 3, 2000 at $10.18 per share, 500 shares on January 3, 2000 at $10.00 per share, 200 shares on January 3, 2000 at $ 9.78 per share and 500 shares on May 12, 2000 at $9.16 per share;
          Ms. Dube purchased 25 shares on July 1, 1998 at $10.00 per share;
          Mr. Jurczynski purchased 550 shares on July 1, 1998 at $12.625 per share;
          Mr. McDonald purchased 8,221 shares on July 1, 1998 at $10.00 per share;
          Mr. McDonald sold 2,000 shares on March 20, 2000 at $10.19375 per share;
          Mr. Mackerer purchased 13,200 shares on July 1, 1998 at $10.00 per share;
          Mr. Mackerer sold 300 shares on March 2, 2000 at $10.25 per share;
          Mr. Longo purchased 5,000 shares on July 1, 1998 at $10.00 per share; Mr. Longo sold 357 shares on February 29, 2000 at $9.75 per share.

         In addition, Messrs. Florio, Blow, Richter, Ms. Dube, and Messrs. Jurczynski, McDonald, Longo, and Mackerer have, during the past two years, acquired beneficial ownership of shares of common stock through their participation in the Company's Employee Stock Ownership Plan (the "ESOP"). Share allocations under the ESOP to Messrs. Florio, Blow, Richter, Ms. Dube, Messrs. Jurczynski, McDonald, Longo, and Mackerer for the plan years ended March 31, 2000 and 1999 were 2,704 shares and 2,386 shares; 1,851 shares and 1,494 shares; 2,189 shares and 1,804 shares; 1,011 shares and 792 shares; 714 shares and 0 shares; 1,067 shares and 0 shares; 1,135 shares and 934 shares; 1,355 shares and 997 shares, respectively.

         The following Participants have been granted options to purchase common stock under the Hudson River Bancorp, Inc. 1998 Stock Option and Incentive Plan, as set forth below:
          Mr. Schram - granted on January 5, 1999 a ten-year option to purchase 62,488 shares of common stock at an exercise price of $11.50 per share, vesting 20% annually beginning January 5, 2000;
          Messrs. Bardwell,  Collins, Jones, Phelan, Ms. Herrington and Ms. Race
     - each granted on January 5, 1999 a ten-year option to purchase 39,055 shares of common stock at an exercise price of $11.50 per share, vesting 20% annually beginning January 5, 2000;
          Mr. Florio - granted on January 5, 1999 a ten-year option to purchase 312,441 shares of common stock at an exercise price of $11.50 per share, vesting 20% annually beginning January 5, 2000;
          Messrs. Blow and Richter - each granted on January 5, 1999 a ten-year option to purchase 149,972 shares of common stock at an exercise price of $11.50 per share, vesting 20% annually beginning January 5, 2000;
          Ms. Dube and Messrs. Longo and Mackerer - each granted on January 5, 1999 a ten-year option to purchase 4,686 shares of common stock at an exercise price of $11.50 per share, vesting 20% annually beginning January 5, 2000;
          Mr. McDonald - granted on February 1, 1999 a ten-year option to purchase 2,343 shares of common stock at an exercise price of $11.50 per share, vesting 20% annually beginning February 1, 2000;
          Ms. Dube - granted on January 6, 2000 a ten-year option to purchase 25,314 shares of common stock at an exercise price of $9.875 per share, vesting 20% annually beginning January 6, 2001;
          Mr. Malena - granted on January 6, 2000 a ten-year option to purchase 30,000 shares of common stock at an exercise price of $9.875 per share, vesting 20% annually beginning January 6, 2001; and
          Mr. Jurczynski - granted on January 6, 2000 a ten-year option to purchase 4,686 shares of common stock at an exercise price of $9.875 per share, vesting 20% annually beginning January 6, 2001.

         The following Participants have been awarded shares of restricted stock under the Hudson River Bancorp, Inc. 1998 Management Recognition and Retention Plan, as set forth below:
          Mr. Schram - awarded on January 5, 1999, 35,708 restricted shares of common stock, vesting 10% annually beginning January 5, 2000;
          Messrs. Bardwell, Jones, Phelan, Ms. Herrington and Ms. Race - each awarded on January 5, 1999, 22,317 restricted shares of common stock, vesting 10% annually beginning January 5, 2000;
          Mr. Collins - awarded on January 5, 1999, 22,317 restricted shares of common stock, vesting 20% annually beginning January 5, 2000;
          Mr. Florio - awarded on January 5, 1999, 175,538 restricted shares of common stock, vesting 10% annually beginning January 5, 2000;
          Messrs. Blow and Richter, each awarded on January 5, 1999, 85,698 restricted shares of common stock, vesting 10% annually beginning January 5, 2000;
          Ms. Dube and Messrs. Longo and Mackerer, each awarded on January 5, 1999, 3,571 restricted shares of common stock, vesting 10% annually beginning January 5, 2000;
          Mr. McDonald, awarded on February 1, 1999, 1,785 restricted shares of common stock, vesting 10% annually beginning February 1, 2000;
          Ms. Dube, awarded on January 6, 2000, 11,429 restricted shares of common stock, vesting 10% annually beginning January 6, 2001;
          Mr. Malena, awarded on January 6, 2000, 500 restricted shares of common stock, vesting 50% annually beginning January 6, 2001; and
          Mr. Jurczynski, awarded on January 6, 2000, 3,571 restricted shares of common stock, vesting 10% annually beginning January 6, 2001.

         In addition, Messrs. Florio, Blow, Richter, Ms. Dube, and Messrs. Jurczynski, Longo, and Mackerer have, during the past two years, acquired beneficial ownership of shares of common stock through their participation in the Employer Stock Fund of the Hudson City Savings Institution 401(k) Savings Plan in RSI Retirement Trust (the "Employer Stock Fund"). Shares acquired in the Employer Stock Fund by Messrs. Florio, Blow, Richter, Ms. Dube, Messrs. Jurczynski, Longo, and Mackerer through June 20, 2000 were 3,696 shares; 1,582 shares; 13,560 shares; 388 shares; 182 shares; 12,503 shares; and 2,725 shares, respectively.

         Other than the stock option and restricted stock awards discussed above and the participation by Messrs. Florio, Blow, Richter, Ms. Dube, and Messrs. Jurczynski, McDonald, Longo and Mackerer in the ESOP, no Participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company.

         Except as set forth in the Company's Joint Proxy Statement/Prospectus dated July 3, 2000, under the heading "The Merger -- Interests of Directors and Officers in the Merger that are Different from Your Interests," none of the Participants has any arrangement or understanding with respect to any future employment by the Company or its subsidiaries or any future transactions to which the Company or any of its subsidiaries will or may be a party, nor any material interest, direct or indirect, in any transaction which has occurred since April 1, 1999 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.